Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-177230

Dated December 11, 2012

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

On December 6, 2012, Renaud Laplanche was interviewed at the Le Web conference in Paris, France. A transcript of the interview is attached as Exhibit A.

Statements in the interview that are not attributed directly to Mr. Laplanche or based on, or derived from, the Company’s public filings with the SEC represent the interviewer’s opinions, and are not endorsed or adopted by the Company.

Clarifications:

•

Regarding the statement by the interviewer as to when the Company may undertake an initial public offering, the Company would clarify the statement that it hopes to be structurally ready to undertake an initial public offering in the next 18-24 months and potentially undertake an initial public offering at some point after that, subject to market conditions.

•

Regarding the statement by the interviewer as to the Company attaining profitability, the Company was not profitable on a GAAP basis but was cash flow positive for the quarter ended September 30, 2012.

You should consider statements in this interview only after carefully evaluating all of the information in the Company’s prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Forward-Looking Statements

Some of the statements in this article are “forward-looking statements.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company’s lending platform; the Company’s financial performance; the availability and functionality of the trading platform; the Company’s ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

EXHIBIT A

INTERVIEWER: I would be afraid if I yelled that loud, I’d break the PA system or something. But – everybody’s style is different. So – great to be back on stage. And this is something a little different than the Microsoft and Facebook things I’ve done up ‘til now. Renaud LaPlanche started Lending Club in 2007. It’s not a company most of you know as much about as you need to. And I suspect after you hear his remarks, you’re gonna realize, this is a pretty amazing story that is not getting the attention that – for some – we’ll talk about why you haven’t made us all aware of it too much earlier. But – why don’t you just quickly describe what Lending Club is, and then we’ll kind of delve into where it’s going.

RENAUD LAPLANCHE: . Great. So, Lending Club is a platform that originates consumer loans online in the US, to prime consumers, to the top ten to 20 percent of US consumers, by credit quality and by income. And what’s really unique about it is, we let investors invest in the loans directly at the time of origination. So, a traditional bank would collect deposits from depositors, and turn around and make loans to borrowers. What we’ve really done is, we’ve collapsed the value chain into one single transaction, where investors fund the loans directly at the time of origination. And doing so really helps save on costs, and the cost savings get passed onto borrowers in the form of lower interest rates, and to investors.

INTERVIEWER: Okay. If you’re gonna say that now, we should look at the first slide. Can we have the first slide? Now, I’m gonna press this button, hoping that the slide will show up. Anyway, maybe it’ll come in a minute. Can we get that first slide? There. Oh, no, that’s not the first one. Hold on. Those are good slides, too. Oh, but how do we get it – I’ve just got a green and a red button, so I can’t control that, I don’t think. Well, can you see that slide there? Okay. Is that good enough? I don’t know. We only have, like, the desktop image there. Okay. Anyway. What his slide is gonna show is why it’s cheaper. Okay. So, just quickly explain. So, this is the sort of visual illustration of what you were just saying. Just quickly say what we’re looking at here. You know, the traditional bank costs more to operate. That’s what this shows.

RENAUD LAPLANCHE: That’s right. And that’s really the proof point of what I was saying earlier, which is, a traditional bank would really rely on a lot of physical infrastructure, thousands of branches, hundreds of thousands of employees to collect deposits out of a branch in every corner, and then to make loans to consumers. Lending Club operates fully online, and by doing so, really save on the cost. Another proof point is, a traditional bank would spend five to 7 percent of outstanding balances to just power with deposit-taking, deposit-taking activities. In the case of Lending Club, the same ratio, the same metric, reads about 2 percent, and gets even better each quarter as we gain scale. So, it really scales more as a technology company, rather than as a bank.

INTERVIEWER: Okay. So, since you’re talking about scaling, let’s go to that other slide. This is how it’s scaling. That’s total loans given, and – I thought you had the thing with the $500 million. Oh, is that on the other slide? He only hit a half-billion in total loans in February of this year, and he’s already at a billion. So, in the last eight or nine months he’s added half a billion. And they’re currently on a billion-a-year run rate. Can I just say this? But you expect in the next 12 months to do 1  1/2 billion. This is an incredibly fast-growing, disruptive business, which – I like actually doing this on stage at LeWeb, having done Facebook and Microsoft, which are more pure technology companies. You know, you are a great example of what – what – I mean, I have a company called Techonomy, which is all about technology disrupting and amplifying and changing everything in business and society. And you are a great example of what’s possible. And just talk a little bit about Prosper, because that’s your competitor, right? I mean, Prosper is probably a business more of these people have heard about. Or – and yet, it started two years before Lending Club. And how do the two companies compare today?

RENAUD LAPLANCHE: Yeah, so – there were about half a dozen start-ups that started similar businesses.

INTERVIEWER: Half a dozen, wow.

RENAUD LAPLANCHE: Right, at the same time, around 2005, 2006 and 2007. And we’ve emerged as a leader. And really, what you see is marketplace dynamics, where the larger marketplace becomes increasingly attractive, as it gets larger. And really, size is a factor of success.

INTERVIEWER: So, you almost have network effects in banking.

RENAUD LAPLANCHE: That’s right.

INTERVIEWER: Why is that, exactly?

RENAUD LAPLANCHE: Well, the platform really operates as a marketplace. So, you have borrowers on one side, investors on the other side. And for investors coming in, the larger the marketplace, the more choice. The more inventory you have, you have more borrowers, you can choose from, from the borrowers side, the more investors you get, the faster – the more liquidity varies, and the faster your loans get funded. So, it’s really a little bit of the E-Bay story, but applied to banking.

INTERVIEWER: So, it’s really an E-Bay of banking. That’s interesting. So, the more borrowers, the more investors. The more investors, the more borrowers. And you have seven times the size of a business now as Prosper. So, it’s 7-X larger than Prosper today, which is pretty amazing. And so, you’re winning that race, which means you’re kind of in a position to really disrupt consumer lending in the United States at least. So, let’s – I mean, let’s just finish the slides. There’s a more detailed one. Oh, there was another red line there. I didn’t – okay. There’s the red line. But – because we were looking at the last few months. That’s just the last few months. Loan originations by month. So, you said last month you did 87 million. And you’re getting a little more transparent with your numbers right now, right? Because you’re sort of thinking maybe you’ll go to an IPO sometime soon, is that right?

RENAUD LAPLANCHE: We – we might. But we’ve always been very transparent. So, that’s really one way we’ve earned confidence from investors. It’s by putting as much data as possible out there, while respecting the privacy of the borrowers. But, for example, all the loans that we’ve ever made are available online for investors to see. And the performance of the loans.

INTERVIEWER: Every – by the individual loan, if they want to look?

RENAUD LAPLANCHE: By individual loans. So, it’s tripped out of any nominative information. But you can look at the performance of every single loan we made since 2007. And that’s transparency.

INTERVIEWER: And what is the default rate?

RENAUD LAPLANCHE: So, default rate has varied over time. It started low. It went up in ’08, ’09, as the unemployment rate went up in the US. And then came back down in 2010 and 2011. Now, it’s about 3 percent a year. And what’s really important for investors is to diversify their investment. So, if you lend money to one person, it’s a very risky investment. It has a binary outcome. Because someone reimburses you or not. If you spread your investment into 1000 different borrowers, you have more chances to hit that average 3 percent default rate. And the way the math works for the investors really is, you invest at about 14 percent. You get a 3 percent default rate, and minus the fees, you wind up at 9 to 10 percent net return, after default and after fees.

INTERVIEWER: Wait, so the net return is how much?

RENAUD LAPLANCHE: Nine to 10 percent.

INTERVIEWER: Oh, I think you said eight to nine on the phone yesterday. You just went up a point. But – okay. But, that’s pretty good. So, what other investment can investors get nine to 10 percent on right now? Like, zero. Reliable returns at that level are unheard of right now. And what is the typical interest rate for the borrower?

RENAUD LAPLANCHE: The borrower interest rate is around 14 percent.

INTERVIEWER: Fourteen?

RENAUD LAPLANCHE: Right. And what’s really important to realize, maybe for the audience, is the interest rates in the US, or the base interest rates are very low, like everywhere in the world. All the central banks have kept interest rates near or at zero. But the rates, the lending rates on credit cards tends to be between 16 and 18 percent. And that’s really what we’re competing against. So, the loans made by Lending Club are really an alternative to credit cards. There’s $850 billion in credit cards outstanding in the US. And – and most of these balances carry interest at 16 to 19 percent. So, our ability to deliver a 14 percent rate to borrowers really helps borrowers save on cost.

INTERVIEWER: Well, you’re also getting to sort of what inspired you to do this in the first place. Because you’re a lawyer, you’re not even a banker. So, just quickly, why did you want to get into this business?

RENAUD LAPLANCHE: Right. So, the idea of Lending Company came to me the first time I paid attention to a credit card statement, and found out that if I were to carry over the balance to the next month, I would be paying 18 percent interest rate on that balance. And really, the thought that came to me was, “Okay, why is it that if I put my money at the bank, I’m going to earn 1 percent interest rate on that money, if that. But if I borrow what seems to be the same money from the bank, I’m going to pay 18 percent on that balance?” And that seemed like a very big spread. And when you’re an entrepreneur, and you see a big spread, you’re immediately saying, big disintermediation opportunity. Especially when the spread is really due in large part to infrastructure costs, legacy systems, that can really be replaced with technology and the online platform, and new and more efficient processes.

INTERVIEWER: Yeah. Going back to that – oh. Green button didn’t work. If we could just get the – yeah, whatever. I just want to illustrate that again. So, how big could this get?

RENAUD LAPLANCHE: So, that’s the exciting part. It can get quite big, and be quite useful to a lot of people. The – the US credit industry is one of the largest industries in one of the largest markets in the world. So, credit card receivables in the US is about $850 billion. If you add student loans and auto loans, that we’ll do at some point, you get the $2.7 trillion. And when you add mortgages, you get to $15 trillions. So, it’s a big industry.

INTERVIEWER: And you think you could get into mortgages with a similar model?

RENAUD LAPLANCHE: Yes.

INTERVIEWER: So, you have a business that you think you could really scale to be like Citibank scale, or bigger? I mean, come on. That’s – that’s – that’s big disintermediation, if I might say. But, it is – this – this is the kind of business that I particularly like, and which I think business leaders in other industries typically under-appreciate, to speak mildly. And basically, they’re basically sticking their head in the sand in so many industries. That you saw that spread, and you basically have created a business that is growing this quickly and has that kind of upward potential – I love that. Although I just wish that more of our business leaders would recognize that it’s possible. Because they’re all just sort of doing things the old way. And your industry is probably the ultimate example, where they’re getting these massive compensation. I mean, a lot of the difference between your 2 percent and the 7 percent is all the stuff that the – you know, Occupy Wall Street movement was protesting, right?

RENAUD LAPLANCHE: Right.

INTERVIEWER: So, that is really interesting. I wanted you to talk, also, a little bit about – I mean, the difference between you and Prosper is interesting to me. And I’m not trying to criticize that company at all. But when I think of them, I think of them as being about sort of democratization of lending, and making loans available to people who might not otherwise get access to them. But that has not been your approach, right?

RENAUD LAPLANCHE: That’s right. So, when we started, there was really a – a choice of positioning. We could have gone for making credit more available to people, and then – and to offer credit to folks who can’t get a loan from the bank. That’s obviously a riskier proposition. What we focused on is really building up on our cost advantage to deliver a lower cost of credit for the most responsible borrowers, who already have banking relationships, who already have a credit card. And in fact, the main use case for a Lending Club loan is to pay off an existing credit card. And that’s how we market the program to borrowers. We go to consumers who have good credit, stable employment, who recently used their credit cards and are paying down the balance over time. And we’re telling them, “Hey, you have good credit. You shouldn’t be paying 18 percent interest rate on a credit card. Why don’t you refinance with a Lending Club loan?” So, we’ve always focused on that top 10 to 20 percent of the market.

INTERVIEWER: Now, to me, who has good credit, 14 percent still sounds high. I mean, can you get it lower for extremely good risk clients?

RENAUD LAPLANCHE: Yeah, you can. So, we’ve implemented a lot of risk-based pricing. So, there’s a risk ranking model and if your credit is perfect, you can go as low as 7 percent.

INTERVIEWER: Oh, I see. But in a sense, it’s not so much a business oriented towards consumer empowerment, as it is to bringing efficiency to a market that is just radically inefficient, by your obviously provable analysis. So, why haven’t we heard as much – I mean, obviously the consumers are hearing about it, because they’re coming to you and borrowing from you. But in the industry, and the sort of inside baseball, you know, digerati internet bubble, endless verbiage community, we haven’t really heard much about Lending Club. Have you tried to keep a low profile until recently, or what?

RENAUD LAPLANCHE: Yeah, I think we’re starting now to prove the model. We’re starting to have enough of a track record to really come out and show the results. In consumer credit, it’s not the kind of business that you can grow very fast immediately. You really need to earn the confidence of the consumers. We’re dealing with people’s money. It’s a serious business. So, we’re very – there needs to be a lot of controls in place, and you – you need to grow slowly initially. Gather the data, gather the track record. Build out via the regulatory framework. Build out the IT security. All the things that you need to run the equivalent of a bank.

INTERVIEWER: Right.

RENAUD LAPLANCHE: And – and now, I think we – we have everything we need to say, “Okay, it’s working. Let’s do more of it.” And expand the acceleration over the last few months, and via the growing interest from the press.

INTERVIEWER: Let’s have – I just want to have that slide with the – all the little lines on it again, if we can. Because you’ve clearly crossed the chasm, so to speak, at some point recently. Can we get that slide, which is – was originally the first slide? No, not that one. Not – that’s another person’s presentation. But, anyway. I guess – okay. I’m not Mr. Slide here. But the point is, you went through very slow – seemingly slow growth for quite a long time. And now, you have, like, just really pushed the arrow up. And that, you’re saying, was a matter of just putting a lot of things in place, and proving yourself to a lot of different communities. One of the things that I also found interesting that you were saying – and it ties into this high return that you’re able to bring to people – is that you’ve been getting large investments from large institutional money sources, like insurance companies, pension funds. And how much are some of them putting in at a time now, to your business?

RENAUD LAPLANCHE: Yeah. That’s really part of the same aspect of really sort of starting slowly, building up the track record, trying different credit policy. Different underwriting strategies. And once it’s really working, stepping up on the gas pedal. And so what we’ve seen over the last year, since we really started marketing the program more aggressively, we’ve seen larger professional institutional investors getting – gaining a lot of confidence in the program, and now being able to look at five years of track record, showing net returns that are far above what they’re earning in the bond market, or in any other fixed income strategies.

INTERVIEWER: Yeah.

RENAUD LAPLANCHE: So, we’ve been able to prove that, and really sort of gain the confidence of large institutional investors like insurance companies and pension funds, that are now investing 50 to $100 million on the platform.

INTERVIEWER: Some of them are giving you $100 million at a shot, yeah. And one of the other things you said that’s interesting is, you’re like the only non-banker in your – in your management team, right? I mean, you’re the entrepreneur. But it’s an interesting case of a guy disrupting a business with an idea, but then he brings in veterans. So just quickly, who are some of the people that you’re working with? What kind of people are they?

RENAUD LAPLANCHE: So, we were talking about risk and credit quality. For example, our chief credit officer is Chaomei Chen. She was a Chief Credit Officer at JP Morgan Chase card services. Which is the largest –

INTERVIEWER: The biggest card issuer, yes.

RENAUD LAPLANCHE: The largest issuer of credit cards in the world.

INTERVIEWER: That’s a good person to have, yeah.

RENAUD LAPLANCHE: It’s a $160 billion portfolio. Our CFO was a CFO at Schwab Bank, and the corporate treasurer at Schwab. So, we have a lot of executives coming from the banking industry. I think myself and our chief marketing officer are the only ones not from the banking industry.

INTERVIEWER: But you have one other person.

RENAUD LAPLANCHE: And the point is, we really didn’t want to sound or look like a bank.

INTERVIEWER: Right.

RENAUD LAPLANCHE: So, the entire marketing team does not come from the banking sector.

INTERVIEWER: That’s interesting. So, you’re gonna try to avoid looking like a bank, which in our limited remaining time – in terms of where this goes, you really don’t want to sell to a bank. Even though probably a lot of them are increasingly gonna wanna buy you. Is that right?

RENAUD LAPLANCHE: Right. The banks are watching, and they’re finding what we’re doing very attractive, because again, we can do the same thing at a much lower cost. I think what’s we’re doing now is really building the company for the next ten to 20 years. And we’ve barely scratched the surface of what we can do. We’ve only issued a billion dollars in loans. We’re really happy about it, it’s a big number. But in the context of a $2.7 trillion industry, it’s really not that much. So, we feel there’s a lot of runway in front of us, and we want to continue doing what we’re doing, and be more useful to more people, and continue to help our customers.

INTERVIEWER: So, what are you gonna do, in terms of – you know, maybe getting a return for yourself, kind of thing?

RENAUD LAPLANCHE: [LAUGHTER] So, we – we are lucky that there’s a lot of interest for – for the stock. So, we – there’s an active secondary market. Any employee who wants to sell shares have been able to do so. So, there’s already liquidity, even though we’re a private company. That being said, we’re a consumer-facing company. And there’s a lot of benefits in – in being public, in that context, in terms of raising awareness for the company, and continuing to build up credibility and confidence. So, we’re planning on going public in the next few years.

INTERVIEWER: Can I say the number of months you said yesterday?

RENAUD LAPLANCHE: Yes.

INTERVIEWER: You said within 18 months. I mean, that’s not the next few years. I would say, if you continue on that growth rate, you’re gonna have one of the most stunning IPOs, maybe the most stunning internet IPO. I could see you having an extremely successful IPO. You were just saying also that you’re now profitable. You just had your first profitable quarter. You have $50 million in cash. So, you’re – and that’s, like, just in the beginning of having kind of crossed the chasm. So, I think your business is gonna really be doing super well. And we’re over time. Anything that you would hope to say on stage that I didn’t get to, since I sort of jumped into this interview a little bit last minute, thanks to Loic’s wanting to assign me suddenly something?

RENAUD LAPLANCHE: [LAUGHTER] No, you did great, by the way. With little preparation time. No, I think the – the general idea is, we are applying technology to an existing and a proven market. And I think it’s also partially why you don’t hear about Lending Club as much as you hear about cooler and more sort of innovative things. We’re not creating a sudden new product. We’re making an existing product in a very, very large industry – we’re making it better and more efficient. And that’s another way to look at innovation, and another way to look at technology. Make existing products better.

INTERVIEWER: Yeah. Well, ultimately, it’s probably the most important way, in the long term. Because it’s infecting everything. And you’re really an incredible example of what’s possible. So, good luck, and I can’t wait for the IPO. Thank you all.

RENAUD LAPLANCHE: Thank you. [APPLAUSE]